
SEC MAIL PROCESSING
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SECURITIE
V



07001101

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53050

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NORTHSTAR FINANCIAL PARTNERS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2150 BUTTERFIELD DRIVE, SUITE 220
(No. and Street)

TROY (City) MI (State) 48084 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
KENNETH CHAPUT (248) 290-5273
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SKILLMAN, BOYLE, POLLACK, SMITH & GILROY, P.L.C.
(Name – *if individual, state last, first, middle name*)

2150 BUTTERFIELD DRIVE, SUITE 210, TROY, MI 48084
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2007
E
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

m

OATH OR AFFIRMATION

I, KENNETH CHAPUT, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NORTHSTAR FINANCIAL PARTNERS, INC., as of DECEMBER 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

CFO

Title

JYL C PRESLEY
Notary Public, State of Michigan
County of Macomb
My Commission Expires 2/9/11
Acting in the county of Oakland



Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NORTHSTAR FINANCIAL PARTNERS, INC.

FINANCIAL STATEMENTS
Year Ended December 31, 2006



NORTHSTAR FINANCIAL PARTNERS, INC.

TABLE OF CONTENTS





SKILLMAN, BOYLE, POLLACK, SMITH & GILROY P.L.C.
Certified Public Accountants and Business Advisors

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
NorthStar Financial Partners, Inc.
Troy, Michigan

We have audited the accompanying statement of financial condition of NorthStar Financial Partners, Inc. (a Michigan S Corporation) as of December 31, 2006, and the related statements of income, changes in stockholders equity and changes in financial condition for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NorthStar Financial Partners, Inc. as of December 31, 2006 and the results of operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule A is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Skillman, Boyle, Pollack, Smith & Gilroy PLC

Certified Public Accountants

January 30, 2007

Suite 210 2150 Butterfield Troy, Michigan 48084
Telephone 248 641-5020 Facsimile 248 641-5030



NORTHSTAR FINANCIAL PARTNERS, INC.

STATEMENT OF FINANCIAL CONDITION
December 31, 2006

ASSETS

Current assets:	
Cash	$ 29,028
Accounts receivable, net	82,972
Total current assets	112,000
Furniture and equipment, net	4,644
Other assets	350
Total assets	$ 116,994

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:	
Accounts payable	$ 50,453
Stockholders Equity:	
Common stock	70,000
Paid in capital	3,734
Accumulated Deficit	(7,193)
Total stockholders' equity	66,541
Total liabilities and stockholders' equity	$ 116,994

Refer to Accountants' Audit Report and Notes to Financial Statements



NORTHSTAR FINANCIAL PARTNERS, INC.

STATEMENT OF INCOME

For the Year Ended December 31, 2006

Revenues:	
Commissions and underwriting fees	$ 2,734,809
Interest income	19,850
Total revenues	2,754,659
Expenses:	
Commissions and clearance fees	2,318,818
Administrative expenses	9,109
Depreciation	563
Education and seminars	2,045
Gifts	1,170
Computer expense	4,930
Insurance, net of reimbursements of $7,090	(4,921)
Licenses and registrations	6,481
Office supplies	3,631
Outside services	185,708
Management fees	144,000
Postage and delivery	958
Printing and reproduction	2,570
Professional fees	17,655
Rent	21,281
Research	2,894
Dues and subscriptions	497
Taxes, other	2,209
Travel and entertainment	24,446
Utilities	4,594
Total expenses	2,748,638
Net Income	$ 6,021

Refer to Accountants' Audit Report and Notes to Financial Statements



NORTHSTAR FINANCIAL PARTNERS, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For the Year Ended December 31, 2006

	Common Stock	Paid In Capital	Accumulated Deficit
Balances at January 1, 2006	$ 70,000	$ 3,734	$ (13,214)
Net Income			6,021
Balances at December 31, 2006	$ 70,000	$ 3,734	$ (7,193)

Refer to Accountants' Audit Report and Notes to Financial Statements



NORTHSTAR FINANCIAL PARTNERS, INC.

STATEMENT OF CHANGES IN FINANCIAL CONDITION

For the Year Ended December 31, 2006

Operating activities cash flows:		
Net income	$	6,021
Adjustments to reconcile net income to net operating activities cash flows:		
Depreciation		563
Changes in:		
Accounts receivable and prepaids		(10,392)
Accounts payable		8,259
Net operating activities cash flows		4,451
Investing activities cash flows:		
Purchase of property and equipment		(3,572)
Net increase in cash		879
Cash, beginning of year		28,149
Cash, end of year	$	29,028

Refer to Accountants' Audit Report and Notes to Financial Statements



NORTHSTAR FINANCIAL PARTNERS, INC.

Notes to Financial Statements
December 31, 2006

Note A: Description of the Company:

NorthStar Financial Partners, Inc. (the "Company") was incorporated in the State of Michigan on November 17, 2000. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. The Company is a wholly-owned subsidiary of NorthStar Financial Enterprises, Inc. (a Michigan Corporation).

The Company also buys and sells securities on behalf of its customers in an introductory broker capacity, which does not involve any holding of such securities.

Note B: Summary of Significant Accounting Policies:

Revenue Recognition:

Consulting and commission income is recorded as earned with billed but not paid amounts reflected as accounts receivable.

Property and Equipment:

Property and equipment are stated at cost. Depreciation is provided on a straight-line basis using estimated useful lives of five to seven years. Costs of major improvements are capitalized. Costs of normal repairs and maintenance are charged to expense as incurred.

Cash:

Cash consist of cash on hand and in banks. Cash includes funds held with the Company's clearing agent, Mesirow Financial Services as a clearing deposit.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the



NORTHSTAR FINANCIAL PARTNERS, INC.

Notes to Financial Statements
December 31, 2006

Note B: Summary of Significant Accounting Policies: (Continued)

date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising:

The Company follows the policy of charging costs of advertising to expense as incurred. Advertising amounted to $1,850 for the year ended December 31, 2006

Note C: Related Party Transactions:

The Company paid $144,000 in management fees during the year to NorthStar Financial Enterprises, the Company's parent. The fees are assessed on a monthly basis by the parent and represent charges for administrative services provided to the Company.

Note D: Common Stock:

The authorized, issued and outstanding shares of capital stock at December 31, 2006 consists of common stock at par value; 60,000 shares authorized and 2,000 shares issued and outstanding.

Note E: Income Taxes:

The Company files its tax return as a Federal subchapter "S" corporation. No provision for income taxes has been included in these financial statements.

Note F: Net Capital Requirements, Regulatory Matters:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the Company had net capital of $58,351 which was $53,351 in excess of its required net capital of $5,000.



Note F: Net Capital Requirements, Regulatory Matters: (Continued)

There is no material difference between the computation of net capital as presented on Schedule A which follows these notes to financial statements and the Company's filing included in the FOCUS Report – Part IIA as of December 31, 2006.

The Company operates in a highly regulated industry. Applicable laws and regulations, among other things, restrict permissible activities and investments and require compliance with various financial and customer-related protections. The consequences of noncompliance can include substantial monetary and non-monetary sanctions. In addition, the Company is subject to comprehensive examination and supervision by various governmental and self-regulatory agencies. These regulatory agencies generally have broad discretion to impose restrictions and limitations on the operations of a regulated entity where the agencies determine, among other things, that such operations are unsafe or unsound, fail to comply with applicable law or are otherwise inconsistent with the laws and regulations or with the supervisory policies of these agencies.

Exemption:

The Company qualifies under the exemptive provisions of SEC Rule 15c3-3 regarding the computation of net capital and determination of reserve requirements, and accordingly, such schedules have been modified or eliminated as appropriate.



Schedule A

NORTHSTAR FINANCIAL PARTNERS, INC.

Computation of Net Capital Under Rule 15c3-1 of
The Securities and Exchange Commission

December 31, 2006

Total Ownership Equity:		
Common Stock and Paid in Capital		$ 73,734
Deficit		(7,193)
		66,541
Deductions - Non Allowable		
Furniture and equipment, net	$4,644	
Unsecured receivables, net	3,546	(8,190)
Net capital		58,351
Minimum net capital		5,000
Excess net capital		$ 53,351

There were no material differences between the calculation of net capital above and the December 31, 2006 FOCUS report filing.





SKILLMAN, BOYLE, POLLACK, SMITH & GILROY P.L.C.
Certified Public Accountants and Business Advisors

INDEPENDENT AUDITORS' REPORT ON THE INTERNAL CONTROL
STRUCTURE REQUIRED BY SEC RULE 17 -A-5

Board of Directors
NorthStar Financial Partners, Inc.

In planning and performing our audit of the financial statements of NorthStar Financial Partners, Inc. for the year ended December 31, 2006, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a) (11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Gover nors of the Federal Reserve System, because the Company does not carry security accounts fo r customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragrap h. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control st ructure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance wi th managements' and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles, Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control struc ture would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

Skillman, Boyle, Pollack, Smith & Gilroy PLC
Certified Public Accountants

END

Suite 210 2150 Butterfield Troy, Michigan 48084
Telephone 248 641-5020 Facsimile 248 641-5030

